Exhibit (4)(s)

JEFFERSON NATIONAL LIFE INSURANCE COMPANY

Home Office: Dallas, Texas 75201

Administrative Office: 10350 Ormsby Park Place, Louisville, Kentucky 40223

Telephone: 1-866-667-0561

(hereinafter called the Company)

LOW COST FUND PLATFORM FEE ENDORSEMENT

The Contract to which this Endorsement applies (hereinafter referred to as “Contract”) shall be modified in the following particulars effective as of the effective date set forth below. In the case of a conflict with any provision in the Contract, the terms of this Endorsement will control.

1.	The following definition is modified in the CONTRACT SCHEDULE section of the Contract:

SUBSCRIPTION FEE:

The Subscription Fee is $20.00 and is deducted each month. The Subscription Fee will be deducted on a pro-rata basis first from the balance of any money market account(s), and then pro-rata from the balance of any other account(s). The Subscription Fee is deducted at Death and upon full surrender of the Contract. The Subscription Fee is waived during periods in which 100% of the Contract Value is invested in Sub-Accounts which are subject to the Low Cost Fund Platform Fee.

2.	The following definition is deleted in its entirety from the CONTRACT SCHEDULE section of the Contract:

TRANSACTION FEE:

The Company imposes a Transaction Fee for transfers into and transfers out of certain Sub-Accounts. A listing of the Sub-Accounts for which the Company imposes a Transaction Fee is available at the Company’s Website or upon request. The Transaction Fee is waived for transfers required for payment of the Subscription Fee or fees charged by any investment adviser you hire. Transaction Fees are charged twice – once for the transfer out, and once for the transfer in – when transferring between two Sub-Accounts that impose Transaction Fees. The Transaction Fee will be deducted first from the Sub-Accounts affected, then pro-rata first from the balance of any money market account(s), and then pro-rata from the balance of any other account(s). The Transaction Fee will never be greater than $74.99 for a single transfer and the Company may charge a lesser Transaction Fee amount.

3.	The following term is added to the CONTRACT SCHEDULE section of the Contract:

LOW COST FUND PLATFORM FEE:

The Company imposes a Low Cost Fund Platform Fee of [35] basis points on Contract Value invested in certain Sub-Accounts. A listing of the Sub-Accounts for which the Company imposes the Low Cost Fund Platform Fee is available on the Company’s Website, the product prospectus, and upon request. These Sub-Accounts invest in Eligible Funds that do not provide the Company or its affiliates with the amount of revenue it requires in order for it to meet its revenue targets.

4.	The following definitions are modified in the DEFINITIONS section of the Contract:

ADJUSTED CONTRACT VALUE:

The Contract Value less any applicable Premium Tax, less any applicable Subscription Fee. This amount is applied to the applicable Annuity Tables to determine Annuity Payments.

CONTRACT WITHDRAWAL VALUE:

The Contract Value less any applicable Premium Tax, less any applicable Subscription Fee.

NET PURCHASE PAYMENT: A Purchase Payment less any applicable Premium Tax.

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5.	The following definition is deleted in its entirety from the TRANSACTION FEE section of the Contract:

DEDUCTION FOR TRANSACTION FEE: During the Accumulation Period, the Company imposes a Transaction Fee for transfers into and transfers out of certain Sub-Accounts. A listing of the Sub-Accounts for which the Company imposes a Transaction Fee is available at the Company’s Website or upon request. The Transaction Fee is waived for transfers required for payment of the Subscription Fee or fees charged by any Financial Advisor you hire. Transaction Fees are charged twice – once for the transfer out, and once for the transfer in – when transferring between two Sub-Accounts that impose Transaction Fees. The Transaction Fee will be deducted first from the Sub-Accounts affected, then pro-rata first from the balance of any money market account(s), and then pro-rata from the balance of any other account(s). If approved by us, you may elect to have these fees charged to your Financial Advisor, rather than deducted from your Contract. In the event we agree to this, but the applicable Transaction Fees are not paid within thirty (30) days by your Financial Advisor, we reserve the right to deduct the applicable Transaction Fees from your Contract. In any event, we reserve the right to deduct any applicable Transaction Fee upon full surrender of the Contract.

Certain Transaction Fee funds may only be available if you are advised by an approved Financial Advisor.

6.	The following section and term is added to the Contract:

LOW COST FUND PLATFORM FEE

DEDUCTION FOR LOW COST FUND PLATFORM FEE: During the Accumulation Period, the Company imposes a Low Cost Fund Platform Fee of [35] basis points on Contract Value invested in certain Sub-Accounts. These Sub-Accounts invest in Eligible Funds that do not provide the Company or its affiliates with the amount of revenue it requires in order for it to meet its revenue targets.

Certain Eligible Funds on which the Company imposes a Low Cost Fund Platform Fee may only be available if you are advised by Financial Advisor approved by that Eligible Fund.

7.	The following definition is modified in the TRANSFERS section of the Contract:

TRANSFERS DURING THE ACCUMULATION PERIOD: Subject to any limitation imposed by the Company on the number of transfers during the Accumulation Period shown on the Contract Schedule, an Owner, Registered Representative or Financial Advisor may transfer all or part of the Contract Value in a Sub-Account without the imposition of any transfer fee if there have been no more than the number of Transfer Permitted shown on the Contract Schedule for the Contract Year.

All transfers are subject to the following:

1.	The minimum amount which can be transferred from a Sub-Account is shown on the Contract Schedule.

2.	The Company reserves the right, pursuant to the Company’s administrative rules and/or state requirements, at any time and with prior notice to you and/or your Registered Representative or Financial Advisor, to terminate, suspend or modify the transfer privilege described above or to block one or more trades pursuant to company administrative rules.

If an Owner, Registered Representative or Financial Advisor, or other authorized person elects to use this transfer privilege, the Company will not be liable for transfers made in accordance with instructions received from such person. All amounts and Annuity Units will be determined as of the end of the Valuation Period during which the request for transfer is received at the Administrative Office.

The Contract is not designed for professional market timing organizations. The Company reserves the right to modify (including terminating) the transfer privileges described above.

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8.	The following definition is modified in the PROCEEDS PAYABLE ON DEATH section of the Contract:

DEATH BENEFIT AMOUNT DURING THE ACCUMULATION PERIOD: The death benefit will be the Contract Value determined as of the end of the Valuation Period during which the Company receives both due proof of death and an election for the payment method, reduced by the applicable portion of the Subscription Fee, and applicable Low Cost Fund Platform Fee.

Effective Date: [xx/xx/xxxx]

IN WITNESS WHEREOF, The Company has caused this endorsement to be executed at its Administrative Office in Louisville, Kentucky.

SIGNED FOR JEFFERSON NATIONAL LIFE INSURANCE COMPANY

Signed	Signed

President	Secretary